# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bankwell Financial Group Inc, CIK 0001505732
CUSIP: 06654A103
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0001026081-24-000002
Filed by CIK 0001026081
Persons authorized to receive notices and communications: Lawrence B. Seidman, 900 Lanidex Plaza, Suite 230, Parsippany, Parsippany, New Jersey (NJ), 07054, 973-952-0405; Steve Wolosky, Esq., 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Seidman and Associates LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 194,509; sole dispositive power 194,509; aggregate amount beneficially owned 194,509 (2.47% of the class)
- Seidman Investment Partnership LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 133,370; sole dispositive power 133,370; aggregate amount beneficially owned 133,370 (1.69% of the class)
- Seidman Investment Partnership II LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 172,234; sole dispositive power 172,234; aggregate amount beneficially owned 172,234 (2.19% of the class)
- LSBK06-08 LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 114,199; sole dispositive power 114,199; aggregate amount beneficially owned 114,199 (1.45% of the class)
- Broad Park Investors LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 129,711; sole dispositive power 129,711; aggregate amount beneficially owned 129,711 (1.65% of the class)
- Chewy Gooey Cookies LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 21,419; sole dispositive power 21,419; aggregate amount beneficially owned 21,419 (0.27% of the class)
- Veteri Place Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: other (OO); sole voting power 305,604; sole dispositive power 305,604; aggregate amount beneficially owned 305,604 (3.88% of the class)
- Lawrence B Seidman (CIK 0001026081): type of reporting person: individual (IN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: other (OO); sole voting power 788,622; sole dispositive power 788,622; aggregate amount beneficially owned 788,622 (10.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Bankwell Financial Group Inc
Address of issuer's principal executive offices: 258 Elm Street, New Canaan, Connecticut (CT), 06840

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 788,622 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $22,038,633.14, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

These purchases were executed in accordance with the regulatory approvals Mr. Seidman obtained to purchase up to 14.99% of the outstanding shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,877,443 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2025, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

An aggregate of 788,622, contituting approximately 10.01% of the Shares outstanding, are reported by the Reporting Persons in this statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the close of business on September 12, 2025:

SAL beneficially owned 194,509 Shares, approximately 2.47% and SAL's transactions in the Shares during the past 60 days are listed in Exhibit 1.

SIP beneficially owned 133,370 Shares, approximately 1.69% and SIP's transactions in the Shares during the past 60 days are listed in Exhibit 1.

SIPII beneficially owned 172,234 Shares, approximately 2.19% and SIPII's transactions in the Shares during the past 60 days are listed in Exhibit 1.

LSBK beneficially owned 114,199 Shares, approximately 1.45% and LSBK's transactions in the Shares during the past 60 days are listed in Exhibit 1.

Broad Park beneficially owned 129,711 Shares, approximately 1.65% and Broad Park's transactions during the past 60 days are listed in Exhibit 1.

Chewy beneficially owned 21,419 Shares, approximately 0.27% and Chewy's transactions during the past 60 days are listed in Exhibit 1.

Veteri, (i) as the general partner of each of SIP and SIPII may be deemed the beneficial owner of the 133,370 Shares owned by SIP and the 172,234 Shares owned by SIPII. Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 297,042 Shares, approximately 3.77%. Veteri has not entered into any transactions in the Shares during the past 60 days.

Seidman beneficially owned 23,180 Shares, approximately 0.29%, and (i) as the Managing Member of SAL may be deemed the beneficial owner of the 194,509 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each SIP and SIPII, may be deemed the beneficial owner of the 133,370 Shares owned by SIP and the 172,234 Shares owned by SIPII, (iii) as the Investment Managing Member of LSBK, may be deemed the beneficial owner of the 114,199 Shares owned by LSBK, (iv) as the investment manager for each Broad Park and Chewy, may be deemed the beneficial owner of the 129,711 Shares owned by Broad Park, and the 21,419 Shares owned by Chewy. Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 788,622 Shares, approximately 10.01%. In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares. Seidman's transactions in the Shares during the past 60 days are set forth in Exhibit 1.
Transactions in the class effected during the past sixty days:
An aggregate pf 788,622 Shares, contituting approximately 10.01% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule13D beneficially owns any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Transactions in the Shares during the past 60 days.

## Signatures
- Seidman and Associates LLC: Lawrence B. Seidman, Managing Member (09/15/2025)
- Seidman Investment Partnership LP: Lawrence B. Seidman, President of the General Partner (09/15/2025)
- Seidman Investment Partnership II LP: Lawrence B. Seidman, President of the General Partner (09/15/2025)
- LSBK06-08 LLC: Lawrence B. Seidman, Investment Managing Member (09/15/2025)
- Broad Park Investors LLC: Lawrence B. Seidman, Investments Manager (09/15/2025)
- Chewy Gooey Cookies LP: Lawrence B. Seidman, Investments Manager (09/15/2025)
- Veteri Place Corporation: Lawrence B. Seidman, President (09/15/2025)
- Lawrence B Seidman: Lawrence B. Seidman, Lawrence B Seidman (09/15/2025)